KAZING, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT



TABLE OF CONTENTS



LCR
Lynn C. Rust, CPA PC
Helping you solve your financial puzzle

LYNN C. RUST, CPA PC
A CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders of
KaZING, Inc.
Peterborough, New Hampshire

We have reviewed the accompanying financial statements of **KaZING, Inc.**, which comprise the balance sheet as of December 31, 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytic procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Swanzey, NH
April 27, 2017

217R Old Homestead Highway ■ Swanzey, NH 03446-2140
Voice: (603) 358-6565 ■ Fax: (603) 358-6611 ■ email: lrust@lcrcpa.com ■ www.lcrcpa.com

KAZING, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS

Cash	$	19,495
Total current assets		19,495

OTHER ASSETS

Intangible assets, net of accumulated amortization of $1,550	23,450
Total other assets	23,450

Total assets	$	42,945

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	576
Line of credit - PVC		16,947
Payroll liabilities		26
Total current liabilities		17,549

NONCURRENT LIABILITIES

Convertible note	75,000
Total noncurrent liabilities	75,000

Total liabilities	92,549

STOCKHOLDER'S EQUITY

Common stock, $0.001 par value; 60,000,000 shares authorized, 25,088,536 issued and outstanding	25,089
Additional paid in capital	24,701
Retained earnings (deficit)	(99,394)
	(49,604)

	$	42,945

See notes to financial statements and independent accountant's review report.

KAZING, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2016

NET REVENUE

Sales revenue	$	1,396
Interest income		13
		1,409

OPERATING EXPENSES

Wages	27,574
Payroll taxes	2,480
Repairs	379
Licenses and fees	1,586
Interest expense	5
Advertising	17,881
Bank service charges	393
Insurance	392
Office expense	747
Product expense	37,141
Professional fees	2,000
Vehicle expense	15
Utilities	152
Meals and entertainment	637
Amortization expense	1,133
	92,515

NET LOSS		(91,106)
RETAINED EARNINGS (deficit), beginning of year		(8,288)
RETAINED EARNINGS (deficit), end of year	$	(99,394)

See notes to financial statements and independent accountant's review report.

3

KAZING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(91,106)
Adjustment to reconcile net income to net cash provided by (used for) operating activities -		
Amortization		1,133
Changes in operating accounts:		
Accounts payable		561
Net cash used for operating activities		(89,412)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible debt		75,000
Proceeds from stock sales		24,790
Borrowing from line of credit		6,947
Net cash used for financing activities		106,737
NET INCREASE IN CASH		17,325
CASH, beginning of year		2,170
CASH, end of year	$	19,495

See notes to financial statements and independent accountant's review report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

KaZING, Inc. (formerly 'qaZING, Inc.') was formed on September 10, 2015 as a Delaware corporation. The Company is presently headquartered in Peterborough, New Hampshire. The Company is seeking to establish an on-demand platform and marketplace to help service providers and clients do business with each other. The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. The Company believes that there is untapped need for this marketplace, and the advent of smartphones with built-in GPS capabilities makes this product potentially very functional and practical To date, the Company has had extremely limited operations. It is actively developing a website and a mobile device software application to create its marketplace platform to connect service providers with clients

Basis of accounting

The Company maintains its records on the accrual basis of accounting which recognizes income when earned and expenses when incurred. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be all highly liquid securities with an original maturity of three months or less. There were no cash equivalents during year ended December 31, 2016.

See independent accountant's review report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amortization

The Company follows the policy of charging to expense annual amounts of amortization which allocate the cost of intangible assets over their estimated useful lives. The Company uses the straight-line method for determining annual charges for amortization. Costs related to acquiring organizational costs and other intangible assets are capitalized and amortized over the assets' estimated useful lives. Generally, these intangible assets are amortized over 15 years, which commences once the asset is obtained.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $17,881 for the year ended December 31, 2016.

2. INTANGIBLE ASSETS

As of December 31, 2016, intangible assets were comprised of the following:

Organizational costs	$	17,000
Intellectual property		8,000
		25,000
Less: accumulated amortization		1,550
	$	23,450

Amortization expense was $1,133 for the year ended December 31, 2016.

3. LINE OF CREDIT

On October 1, 2015, the Company entered into a line of credit agreement with a certain related party for $100,000. It is available for working capital purposes. The line is payable on demand and bears interest at a rate of 2% per annum. Any unpaid principal and interest amounts are due on December 1, 2017. At December 31, 2016, the Company had $16,947 drawn on the line that is reported on the balance sheet as a current liability.

See independent accountant's review report.

4. PREFERRED STOCK

At December 31, 2016, there were 20,000,000 shares of preferred stock authorized, no shares were issued and outstanding.

5. ISSUANCE OF COMMON STOCK

On September 10, 2015 the Corporation issued 25,000,000 shares of $.001 par value common stock to a single corporate stockholder in a non-cash transaction. In lieu of cash, the Company received intellectual property valued at $8,000 and the stockholder paid for the Company's organizational costs totaling $17,000. The value of the intellectual property and organizational costs were determined based on the actual expenses incurred by the stockholder in arms lengths transactions with third parties.

In 2016, the Corporation issued 88,536 shares of $.001 par value common stock through Regulation A Crowdfunding efforts for $0.28 per share.

6. NONQUALIFIED STOCK OPTION PLAN

On September 18, 2015, the Company adopted a Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of common stock. As of December 31, 2016, no options to acquire shares of common stock are promised or outstanding relating to grants to advisors and consultants of the Company. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company.

7. RELATED PARTY TRANSACTIONS

The Company entered into its line of credit agreement with PeoplesVC, a corporation under common control, for $100,000 with interest being paid at a rate of 2% per annum. Borrowings for December 31, 2016 year end were $6,947 - there were no loan repayments.

See independent accountant's review report.

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8. RISKS AND UNCERTAINTIES

The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that KaZING, Inc. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 27, 2017, the date in which the financial statements were available to be issued. No events were identified that would require adjustment of or disclosure in the financial statements.

See independent accountant's review report.